CUSIP NO. 726503105

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934*
                                (Amendment #3)


                      Plains All American Pipeline, L.P.
                               (Name of Issuer)

                                 Common Units
                        (Title of Class of Securities)

                                   726503105
                                (CUSIP Number)

                                 Paul G. Allen
                           Vulcan Energy Corporation
                             Vulcan Energy II Inc.
                         505 Fifth Avenue S, Suite 900
                           Seattle, Washington 98104
                                (206) 342-2000

                             Plains Resources Inc.
                             Plains Holdings Inc.
                            Plains Holdings II Inc.
                             700 Milam, Suite 3100
                             Houston, Texas 77002
                                (832) 239-6000

                               October 13, 2004
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)

CUSIP NO. 726540503

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Paul G. Allen

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
              NUMBER OF               7     SOLE VOTING POWER:  0 shares
               SHARES                 ----------------------------------------
            BENEFICIALLY              8     SHARED VOTING POWER:
              OWNED BY                      (1) 11,084,039 Common Units
                EACH                        (2) 1,307,190 Class B Common Units
              REPORTING                     (3) 1,298,280 Class C Common Units
               PERSON                 ----------------------------------------
                WITH                  9     SOLE DISPOSITIVE POWER:  0 shares
                                      ----------------------------------------
                                     10     SHARED DISPOSITIVE POWER:
                                            (1) 11,084,039 Common Units
                                            (2) 1,307,190 Class B Common Units
                                            (3) 1,298,280 Class C Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Common Units
             (3) 1,298,280 Class C Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.70% of Common Units
             (2) 100% of Class B Common Units
             (3) 40.0% of Class C Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Energy Corporation

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                  (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES               ----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:
                OWNED BY                     (1) 11,084,039 Common Units
                  EACH                       (2) 1,307,190 Class B Common Units
                REPORTING             ----------------------------------------
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH                ----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:
                                             (1) 11,084,039 Common Units
                                             (2) 1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.70% of Common Units
             (2) 100% of Class B Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Energy II Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                  (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
               NUMBER OF                7     SOLE VOTING POWER: 0
                SHARES                 ---------------------------------------
             BENEFICIALLY               8     SHARED VOTING POWER:
               OWNED BY                       1,298,280 Class C Common Units
                 EACH                  ---------------------------------------
               REPORTING
                PERSON                  9     SOLE DISPOSITIVE POWER:  0
                 WITH                  ---------------------------------------
                                       10     SHARED DISPOSITIVE POWER:
                                              1,298,280 Common Class C Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,280 Class C Common Units
------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     40.0%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Plains Resources Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
               NUMBER OF               7    SOLE VOTING POWER:  0
                SHARES                ----------------------------------------
             BENEFICIALLY              8    SHARED VOTING POWER:
               OWNED BY                     (1) 11,084,039 Common Units
                 EACH                       (2) 1,307,190 Class B Common Units
               REPORTING              ----------------------------------------
                PERSON                 9    SOLE DISPOSITIVE POWER:  0
                 WITH                 ----------------------------------------
                                      10    SHARED DISPOSITIVE POWER:
                                            (1) 11,084,039 Common Units
                                            (2) 1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.70% of Common Units
             (2) 100% of Class B Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Plains Holdings Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
                NUMBER OF              7    SOLE VOTING POWER:  0
                 SHARES               ----------------------------------------
              BENEFICIALLY             8    SHARED VOTING POWER:
                OWNED BY                    (1) 11,084,039 Common Units
                  EACH                      (2) 1,307,190 Class B Common Units
                REPORTING             ----------------------------------------
                 PERSON                9    SOLE DISPOSITIVE POWER:  0
                  WITH                ----------------------------------------
                                      10    SHARED DISPOSITIVE POWER:
                                            (1) 11,084,039 Common Units
                                            (2) 1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)      |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.70% of Common Units
             (2) 100% of Class B Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Plains Holdings II Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES              -----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:
                OWNED BY                     1,307,190 Class B Common Units
                  EACH               -----------------------------------------
                REPORTING
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH               -----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:
                                             1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,307,190 Class B Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |_|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     100%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introductory Note

         This third amendment to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 1993, as amended on July 3, 2001 and July 23, 2004. This third amendment is filed by Paul G. Allen, Vulcan Energy Corporation, a Delaware corporation ("Vulcan"), Vulcan Energy II Inc., a Delaware corporation ("Vulcan II"), Plains Resources Inc., a Delaware corporation ("Plains Resources"), Plains Holdings Inc. ("Holdings"), and Plains Holdings II Inc., a Delaware corporation ("Holdings II" and collectively, the "Reporting Persons") with respect to the Common Units, the Class B Common Units and the Class C Common Units of Plains All American Pipeline, L.P. (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the
Schedule 13D.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 29, 2004, a copy of which was filed as Exhibit 99(a) to Amendment No. 2 to this Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

         The purpose of this third amendment is solely to correct the number of Common Units of the Issuer beneficially owned by the Reporting Persons, which was incorrectly reported in Amendment No. 2 to this Schedule 13D, filed July 23, 2004.


Item 5.  Interest in Securities of Issuer

         Item 5 is amended and restated in its entirety as follows:

         Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2004, as of August 5, 2004, there were issued and outstanding 62,628,722 Common Units, 1,307,190 Class B Common Units and 3,245,700 Class C Common Units. As of October 13, 2004, the aggregate number and percentage of each outstanding class of common units of the Issuer beneficially owned by the Reporting Persons is (a) 11,084,039 Common Units, or 17.70%, (b) 1,307,190 Class B
Common Units, or 100% and (c) 1,298,280 Class C Common Units, or 40.0%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person. This number of units includes the following:

         (a) Mr. Allen does not own any Common Units, Class B Common Units or Class C Common Units. Mr. Allen owns 17,675,924 shares of Class A Common Stock of Vulcan, or approximately 88.38% of the outstanding shares of Vulcan common stock (91.43% of the outstanding unrestricted shares of Vulcan common stock). Mr. Allen is the sole stockholder of Vulcan II.

         (b) Vulcan does not own any Common Units, Class B Common Units or Class C Common Units. Vulcan is the sole stockholder of Plains Resources.

         (c) Vulcan II owns a total of 1,298,280 Class C Common Units (representing 40.0% of the total outstanding Class C Units).

         (d) Plains Resources does not own any Common Units, Class B Common Units or Class C Common Units. Plains Resources is the sole stockholder of Holdings.

         (e) Holdings owns a total of 11,084,039 Common Units (representing 17.70% of the total outstanding Common Units). Holdings is the sole stockholder of Holdings II.

         (f) Holdings II owns a total of 1,307,190 Class B Common Units (representing 100.0% of the total outstanding Class B Units).

         Each Reporting Person and, to such Reporting Person's knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

         Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 29, 2004, a copy of which was filed as Exhibit 99(a) to Amendment No. 2 to this Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004


                                            /s/ Paul G. Allen
                                            ----------------------------
                                            Paul G. Allen

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004


                                             VULCAN ENERGY CORPORATION


                                             By: /s/ David N. Capobianco
                                                 -------------------------
                                                 Name:    David N. Capobianco
                                                 Title:   Vice President

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004


                                              VULCAN ENERGY II INC.


                                              By: /s/ David N. Capobianco
                                                  ----------------------------
                                                  Name:   David N. Capobianco
                                                  Title:  Vice President

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004


                                              PLAINS RESOURCES INC.


                                              By: /s/ David N. Capobianco
                                                  ----------------------------
                                                  Name:   David N. Capobianco
                                                  Title:  Vice President

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004


                                              PLAINS HOLDINGS INC.


                                              By: /s/ John T. Raymond
                                                  ----------------------------
                                                  Name:   John T. Raymond
                                                  Title:  President

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 13, 2004


                                             PLAINS HOLDINGS II INC.


                                             By: /s/ John T. Raymond
                                                 -----------------------------
                                                 Name:  John T. Raymond
                                                 Title: President